Exhibit 3.7

CERTIFICATE OF FORMATION

OF

ROSE ROCK MIDSTREAM ENERGY GP, LLC

This Certificate of Formation of Rose Rock Midstream Energy GP, LLC (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act, as amended.

1.	The name of the Company is Rose Rock Midstream Energy GP, LLC.

2.	The name and address of the registered agent of the Company shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

3.	The address of the registered office of the Company in Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned, an authorized person or agent or attorney-in-fact of the Company, has caused this Certificate of Formation to be duly executed as of the 4th day of November, 2011.

By:	/s/ Candice L. Cheeseman
Candice L. Cheeseman
Authorized Person